EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent
Banner Corporation
Subsidiaries	Percentage of Ownership	Jurisdiction of State of Incorporation

Banner Bank (1)	100%	Washington

Islanders Bank (1)	100%	Washington

Banner Capital Trusts II, III, IV, V, VI, and VII (1)	100%	Washington

Springer Development LLC (2)	100%	Washington

Community Financial Corporation (2)	100%	Oregon

Northwest Financial Corporation (2)	100%	Washington

(1) Wholly-owned by Banner Corporation
(2) Wholly-owned by Banner Bank

145